June 27, 2012

VIA EDGAR

Mr. Duc Dang, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pebblebrook Hotel Trust
Form 10-K for fiscal year ended December 31, 2011
Filed on February 21, 2012
File No. 1-34571

Dear Mr. Dang:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 18, 2012 (your “Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) of Pebblebrook Hotel Trust (the “Company”), which was filed with the Commission on February 21, 2012.

For convenience of reference, each Staff comment contained in your Letter is reprinted below in italics, numbered as it was in your Letter, and is followed by the Company’s corresponding response.

Form 10-K for fiscal year ended December 31, 2011

Item 2. Properties, page 30

Hotel Managers and Hotel Management Agreements, page 31

1.	Please tell us if your operating results are impacted by any frequent guest or rewards programs.

RESPONSE: The Company’s operating results are not materially impacted by the frequent-guest or rewards programs offered by the franchisors and operators of the Company’s hotels (each, a “Reward Program”).

Generally, when a Reward Program member pays to stay at a participating Company hotel, the Company pays a small fee to the Reward Program, which fee the Company expenses. Conversely, when a Reward Program member redeems an award to stay at a participating Company hotel, the Reward Program pays the Company an amount for the member’s stay at the hotel, which payment the Company books as revenue. The impact of these expenses and revenues are not material to the operating results of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, page 37

2.	We note your disclosure on page 38 and elsewhere regarding renovations. To the extent such renovations are material, in future Exchange Act filings, please disclose the anticipated completion date, costs incurred to date and budgeted costs.

RESPONSE: In its future Exchange Act periodic reports, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, the Company will disclose for each material renovation then underway the anticipated completion date, costs incurred to date and budgeted costs.

Results of Operations, page 38

3.	We note the pro forma operating statistics on page 40. Considering the impact of acquisitions on your operating results, please tell us if management analyzes the revenue and expense changes of your room and food operations for properties that were owned in both compared periods. If so, please discuss the reasons for such changes and how RevPAR, ADR, and occupancy/vacancy rates impacted operating results in future Exchange Act reports.

RESPONSE: Management of the Company does analyze the revenue and expense changes of the room and food operations of the hotels that were owned by the Company in both compared periods. When comparable data from the period prior to ownership by the Company are available, management also conducts the same analysis for hotels that the Company only owned in the latter of the two compared periods. The Company refers to the result of this latter analysis as “pro forma comparisons.” In its future Exchange Act periodic reports, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, the Company will discuss the reasons for material changes in the revenue and expenses of the room and food operations of the hotels that were owned by the Company in both compared periods, and how RevPAR, ADR and occupancy rates impacted operating results of those hotels.

Non-GAAP Financial Measures, page 40

4.	We note that you begin the reconciliation of FFO with Net income available to common shareholders. Please tell us how the use of this line item is consistent with the definition of FFO in accordance with NAREIT’s April 2002 White Paper on FFO and subsequent publications.

RESPONSE: The Company understands the Staff’s comment and acknowledges that NAREIT’s April 2002 White Paper on FFO and subsequent publications indicate that the reconciliation of FFO should begin with net income. The Company believes that industry participants and investors also focus on FFO available to common shareholders, and the Company expects to present FFO and FFO available to common shareholders going forward. In its future Exchange Act periodic reports, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, the Company will present FFO and FFO available to common shareholders and begin the reconciliation of both of these non-GAAP financial measures with net income, substantially in the form of the following table:

Net income (loss)
Adjustments:
Depreciation and amortization
Depreciation and amortization from unconsolidated joint venture
FFO
Distributions to preferred shareholders
FFO available to common shareholders

5.	We note you begin the reconciliation of EBITDA with Net income available to common shareholders. Please tell us how your treatment is consistent with the SEC’s Final Rule Exchange Act Release No. 47226 dated January 22, 2003, which required the starting point for the reconciliation to be Net income.

RESPONSE: The Company understands the Staff’s comment and acknowledges that the SEC’s Final Rule Exchange Act Release No. 47226 dated January 22, 2003 required the starting point for the reconciliation of EBITDA to be net income. In its future Exchange Act periodic reports, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, the Company will begin the reconciliation of EBITDA net income, substantially in the form of the following table:

Net income (loss)
Adjustments:
Interest expense
Interest expense from unconsolidated joint venture
Income tax (benefit) expense
Depreciation and amortization
Depreciation and amortization from unconsolidated joint venture
EBITDA

Liquidity and Capital Resources, page 44

6.	We note that you filed a registration statement relating to your ATM program in May 2011. In future Exchange Act filings, with respect to your ATM program, please disclose the amount of shares sold, gross proceeds or average price, net proceeds or offering expenses/commissions and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

RESPONSE: Although the Company filed a registration statement relating to the Company’s ATM program in May 2011, no shares were sold under that program until the first quarter of

2012. In its future Exchange Act periodic reports, as it did under “Issuance of Common Shares” on page 20 of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the Company will disclose with respect to its ATM program the number of shares sold, the gross proceeds or average price per share sold, the net proceeds or offering expenses/commissions and the use of proceeds for sales in the reporting period. In addition, the Company will disclose in its future Exchange Act periodic reports, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, the amount remaining available for sale under the ATM program.

Item 15. Exhibits and Financial Statement Schedules

Notes to the Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Investment in Hotel Properties, page F-10

7.	Please tell us and provide in future periodic reports, if material, the total amount of capitalized internal costs during each period presented related to hotel renovation projects. Further, please quantify the amount of salaries and interest expense capitalized.

RESPONSE: To date, the Company’s renovations of its hotels have not required capitalization of interest expense under U.S. GAAP, and there have been no capitalized internal costs, such as salaries, related to hotel renovation projects. The Company will continue to monitor and comply with U.S. GAAP requirements and, in the Company’s future Exchange Act periodic reports, commencing with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, will disclose, to the extent material, amounts of capitalized internal costs related to hotel renovation projects.

Note 7. Equity, page F-18

Common Dividends, page F-18

8.	In future periodic reports, please provide the tax status of distributions per unit; refer to Rule 3-15(c) of Regulation S-X.

RESPONSE: The Company is able to calculate the tax status of distributions per unit on an annual fiscal/tax year basis only. In the Form 10-K, the Company provided this information on pages 34 and 35. In its future Form 10-K reports, commencing with its Annual Report on Form 10-K for the year ending December 31, 2012, the Company will also provide the tax status of distributions per unit in the Notes to Consolidated Financial Statements, pursuant to Rule 3-15(c) of Regulation S-X.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned, at (240) 507-1330 or rmartz@pebblebrookhotels.com, or David C. Wright, counsel for the Company, at (804) 788-8638 or dwright@hunton.com.

Sincerely yours,

/s/ Raymond D. Martz
Raymond D. Martz
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Cc:	Kevin Woody, Accounting Branch Chief

Mark Rakip, Staff Accountant

Erin Martin, Attorney-Advisor

Jon E. Bortz, Chairman, Chief Executive Officer and President

David C. Wright, Esq., Hunton & Williams LLP